Exhibit d2ii

AMENDED SCHEDULE A

dated May 7, 2021 to the

EXPENSE LIMITATION AGREEMENT

dated September 24, 2020 between

BRINKER CAPITAL INVESTMENTS, LLC

and

BRINKER CAPITAL DESTINATIONS TRUST

This Agreement relates to the following Funds of the Trust:

Name of Fund
Destinations Large Cap Equity Fund
Destinations Small-Mid Cap Equity Fund
Destinations International Equity Fund
Destinations Equity Income Fund
Destinations Real Assets Fund
Destinations Core Fixed Income Fund
Destinations Low Duration Fixed Income Fund
Destinations Global Fixed Income Opportunities Fund
Destinations Municipal Fixed Income Fund
Destinations Multi Strategy Alternatives Fund
Destinations Shelter Fund*

*	The effective date for the Agreement with respect to the Destinations Shelter Fund shall be May 7, 2021 and for all other Funds shall be September 24, 2020.